UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-1F/A
TENDER OFFER STATEMENT PURSUANT TO RULE 14D-1(B) UNDER
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

GOLDBELT RESOURCES LTD.
(Name of Subject Company)

British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

WEGA MINING INC.
a wholly-owned subsidiary of
WEGA MINING ASA
(Bidder)

Common Shares
(Title of Class of Securities)

380 755 405
(CUSIP Number of Class of Securities)

Hans-Arne L’orange
Executive Vice President
Wega Mining ASA
Karenslyst Allé 2, 5 etg.
P.O. Box 568 Skøyen
Oslo, Norway N-0278
+47 2316 0104
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)
Copy to:
Darren W. T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
Telephone: (212) 588-5500
Facsimile: (212) 308-0132
November 5, 2007
(Date tender offer first published, sent or given to security holders)

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents

(a)	Offer to Purchase and Offer Circular, dated November 5, 2007, including Letter of Transmittal and Notice of Guaranteed Delivery. (1)

(b)	Notice of Compulsory Acquisition, dated January 30, 2008, including Letter of Transmittal. (2)
Item 2. Informational Legends
See inside front cover page of the Offer to Purchase and Offer Circular, dated November 5, 2007.

(1)	Previously filed with the Bidders’ Schedule 14D-1F (File No. 005-46615) filed on November 5, 2007.
(2)	Filed herewith.
I-1

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor. No securities regulatory authority has approved or disapproved, expressed an opinion about, or passed on the fairness or meaning of, the offer contained in this document, or the adequacy of the information contained in this document and it is an offence to claim otherwise.
NOTICE OF COMPULSORY ACQUISITION
PURSUANT TO SECTION 300 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
January 30, 2008

TO:	Shareholders (“Shareholders”) of Goldbelt Resources Ltd. (“Goldbelt”) who did not accept the offer dated November 5, 2007 made by Wega Mining Inc. (the “Offeror”), a wholly-owned subsidiary of Wega Mining ASA (“Wega Mining”)
PLEASE REFER TO THE INSTRUCTIONS ATTACHED HERETO
On November 5, 2007 the Offeror made an offer (the “Offer”) to purchase all of the issued and outstanding common shares (the “Common Shares”) of Goldbelt at a price of Cdn.$1.55 cash per Common Share.
The Offer and Circular (the “Offer and Circular”) dated November 5, 2007 mailed by the Offeror to Shareholders indicated that if the Offeror acquired not less than 90% of the Common Shares pursuant to the Offer, other than Common Shares held at the date of the Offer by or on behalf of Wega Mining and its affiliates (as such term is defined in the Business Corporations Act (British Columbia) (the “Act”)) and the 16,000,000 Common Shares (the “Private Placement Shares”) acquired by the Offeror pursuant to subscription described in the Offer and Circular, the Offeror would elect to acquire, pursuant to the provisions of Section 300 of the Act, the remainder of the Common Shares (the “Remaining Shares”) held by each Shareholder (other than the Offeror) who did not accept the Offer or whose Common Shares were not validly tendered to the Offer (each a “Remaining Shareholder”, which definition includes any person who subsequently acquired any of such Remaining Shares), on the same terms, including price, as the Common Shares that were acquired under the Offer (the “Compulsory Acquisition”).
You are shown on the records of Goldbelt as being a Remaining Shareholder. The Offeror is hereby exercising its rights under the Act to acquire all of the Remaining Shares and hereby gives notice pursuant to Section 300 of the Act that:
(a)	the Offer was accepted by shareholders of Goldbelt (the “Accepting Shareholders”) who, in the aggregate, held at least 90% of the Common Shares, other than Common Shares already held at the date of the Offer by, or by a nominee for, Wega Mining and its affiliates and the Private Placement Shares issued to the Offeror under the subscription described in the Offer and Circular;

(b)	the Offeror has taken up and paid for the Common Shares held by the Accepting Shareholders;

(c)	under the Act, upon sending this Notice to a Remaining Shareholder, the Offeror is, subject to paragraph (d) below, entitled and bound to acquire all of the Remaining Shares of such Remaining Shareholder for the same price and on the same terms contained in the Offer; and

(d)	a Remaining Shareholder may, within two months after the date of this Notice, apply to the Supreme Court of British Columbia (the “Court”) for an order setting the price and terms of payment for his or her Remaining Shares, and any consequential orders or directions that the Court considers appropriate.
Where the Court has not, on application made by a Remaining Shareholder to whom this Notice was given, ordered otherwise, the Offeror must, no earlier than two months after the date of this Notice or, if an application to the Court by a Remaining Shareholder to whom this Notice was given is then pending, then after that application has been disposed of, send a copy of this Notice to Goldbelt and forward to Goldbelt the aggregate amount of the consideration payable by the Offeror for the Remaining Shares. On receiving such Notice and amount, the Offeror will be deemed to have acquired all of the Remaining Shares and Goldbelt must register the Offeror as a shareholder of Goldbelt with respect to all Remaining Shares. The amount received by Goldbelt from the Offeror will be held by Goldbelt, or a court approved trustee, in trust for the Remaining Shareholders.
The Offeror intends to pay the full amount for, and become registered as a shareholder of Goldbelt with respect to, the Remaining Shares on or about April 10, 2008. In order to prevent a delay in receiving the purchase price for Remaining Shares, the Offeror recommends that Remaining Shareholders properly complete and sign the enclosed Transmittal and deliver it together with the share certificate(s) representing his or her Remaining Shares to the Offeror and Goldbelt, c/o Computershare Investor Services Inc. (the “Depositary”) at the address set forth in the Transmittal accompanying this Notice, within two months of the date of this Notice. The Offeror and Goldbelt have retained the Depositary to assist with the Compulsory Acquisition, including accepting certificates representing the Remaining Shares and Transmittals and remitting payment for such Remaining Shares on behalf of Goldbelt to the Remaining Shareholders. See the instructions to this Notice for further details. Remaining Shareholders are urged to consult their tax advisors to determine the particular tax consequences to them of the disposition of their Remaining Shares pursuant to the Compulsory Acquisition.
The foregoing is only a summary of the Compulsory Acquisition. The summary is not intended to be complete and is qualified in its entirety by the provisions of Section 300 of the Act. Remaining Shareholders should refer to Section 300 of the Act for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors. Section 300 of the Act is complex and requires strict adherence to notice and timing provisions, failing which such rights may be lost or altered.
Yours truly,
WEGA MINING INC.

By:	(signed) Ron MacArthur
Ron MacArthur
Chief Executive Officer, Chief Financial Officer & Secretary

2

INSTRUCTIONS TO NOTICE OF COMPULSORY ACQUISITION
The Offeror recommends that within two months after the date of this Notice, a Remaining Shareholder desiring to receive Cdn.$1.55 in cash per Remaining Share for his or her Remaining Shares without delay should properly complete and sign the enclosed Transmittal and deliver the same to the Offeror and Goldbelt, c/o Computershare Investor Services Inc. at the address set out below, together with the share certificate(s) representing his or her Remaining Shares, Alternatively, a Shareholder is entitled to, within two months after the date of this Notice, apply to the Court pursuant to paragraph (d) above for an order setting the price and terms of payment for his or her Remaining Shares and any consequential orders or directions that the Court considers appropriate.
By delivering certificate(s) representing Remaining Shares to the Depositary, the Shareholder will be deemed to represent that he or she has not made an application to Court pursuant to Section 300 of the Act.
Transmittals and share certificate(s) representing Remaining Shares should be delivered by registered mail, hand or courier to one of the following addresses, as applicable:
COMPUTERSHARE INVESTOR SERVICES INC.

By Mail
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions
By Registered Mail, by Hand, or by Courier

Toronto Office:	Vancouver Office:

100 University Avenue	510 Burrard Street
9th Floor	2nd Floor
Toronto, Ontario M5J 2Y1	Vancouver, British Columbia V6C 3B9
Attention: Corporate Actions	Attention: Corporate Actions
Toll Free (Canada and the United States): 1-800-564-6253
International: 514-982-7555
E-Mail: corporateactions@computershare.com
The method used to deliver certificates representing your Remaining Shares is at the option and risk of the Shareholder. If certificates for Remaining Shares are being sent by mail, registered mail with return receipt requested, properly insured, is recommended. Delivery will only be effective upon actual receipt by the Depositary at an address set out above.
If a certificate has been lost, destroyed, mutilated or mislaid, you should contact the Depositary, which will provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary may contact you.

3

If you complete and deliver a properly completed Transmittal to the Depositary with the certificates representing Remaining Shares on or before 5:00 p.m. (Toronto time) on April 7, 2008, the cheque representing the payment to which you are entitled will be sent to you by regular mail on or about April 10, 2008.
After the Offeror has been registered as the holder of the Remaining Shares, Goldbelt must hold in trust the funds received from the Offeror for the benefit of the former holders of the Remaining Shares. A former holder must provide to Goldbelt the certificate or certificates issued in respect of the Remaining Shares formerly held, or such other evidence as to entitlement as Goldbelt may require, in order to receive the funds to which the former holder is entitled. After April 8, 2008 Goldbelt intends to communicate further with any former holders of Remaining Shares who did not deliver a Transmittal and the certificates representing the Remaining Shares to make arrangement for payment.
Interest will not be payable, under any circumstances, on any amounts representing the purchase price for the Remaining Shares.
Questions and requests for assistance may be directed to the Depositary at the above addresses and telephone numbers.

4

THE INSTRUCTIONS ACCOMPANYING THIS TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS TRANSMITTAL IS COMPLETED. THIS TRANSMITTAL IS FOR USE IN DEPOSITING COMMON SHARES OF GOLDBELT RESOURCES LTD. IN CONNECTION WITH THE COMPULSORY ACQUISITION OF SUCH COMMON SHARES.
TRANSMITTAL

TO:	WEGA MINING INC.
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary, at its offices set out herein

USE THIS TRANSMITTAL TO DEPOSIT A SHARE CERTIFICATE.
     Wega Mining Inc. (the “Offeror”), a wholly-owned subsidiary of Wega Mining ASA (“Wega Mining” and together with the Offeror, “Wega”) made an offer to all of the holders (“Shareholders”) of Goldbelt Resources Ltd. (“Goldbelt”) pursuant to an offer dated November 5, 2007 (the “Offer”), to purchase all of the issued and outstanding common shares (the “Common Shares”) of Goldbelt, including Common Shares that may become issued and outstanding after the date of the Offer pursuant to performance rights entitling holders to obtain Common Shares and upon the conversion, exchange or exercise of options or other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares, at a price of Cdn.$1.55 in cash per Common Shares. The Offer expired at 8:00 p.m. (Toronto time) on December 13, 2007.
     Pursuant to a notice of compulsory acquisition (the “Notice of Compulsory Acquisition”) dated January 30, 2008, the Offeror exercised its right under section 300 of the Business Corporations Act (British Columbia) to acquire all of the remaining issued and outstanding Common Shares not owned by the Offeror (the “Compulsory Acquisition”). Under the Compulsory Acquisition, the Offeror is entitled and bound to acquire all the Common Shares that remain outstanding for the same price and on the same terms contained in the Offer and related circular dated November 5, 2007 (the “Circular”), subject to an order of the court that directs otherwise. The Offeror and Goldbelt have retained Computershare Investor Services Inc. (the “Depositary”) to assist with the Compulsory Acquisition, including accepting certificates representing the Common Shares and Transmittals and remitting payment for such Common Shares on behalf of Goldbelt to Shareholders.
     Capitalized terms used but not defined in this Transmittal which are defined in the Offer and Circular have the respective meanings ascribed thereto in the Offer and Circular. All references to “$”, “Cdn.$” and “dollars” in this Transmittal refer to Canadian dollars, except where otherwise indicated.
     Questions or requests for assistance in completing this Transmittal and depositing Common Shares with the Depositary may be directed to the Depositary, whose contact details are provided at the end of this document. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares pursuant to the Compulsory Acquisition.
     DELIVERY OF THIS TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 6, “SUBSTITUTE FORM W-9 FOR U.S. SHAREHOLDERS ONLY”). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. SHAREHOLDER, PLEASE SEE INSTRUCTION 6.

COMMON SHARE INFORMATION
     The following are the details of the enclosed certificates:

GOLDBELT COMMON SHARES
(Please print or type. If space is insufficient, please attach a list to this Transmittal in the form below.)

Name(s) in which Registered
Certificate Number(s)	(please print and fill in exactly as	Number of Common Shares Represented
(if available)	name(s) appear(s) on certificate(s))	by Certificate

TOTAL:

SHAREHOLDER INFORMATION AND INSTRUCTIONS
Before signing this Transmittal, please review carefully and complete the following boxes, as appropriate

BLOCK A
PAYMENT INSTRUCTIONS
ISSUE CHEQUE IN THE NAME OF:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance
or Social Security Number)

BLOCK B
DELIVERY INSTRUCTIONS
SEND CHEQUE
(Unless Block “D” is checked) TO:
☐ Same as address in Block “A” or to:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance
or Social Security Number)

BLOCK C
TAXPAYER IDENTIFICATION NUMBER
U.S. residents/citizens must provide their
Taxpayer Identification Number

(Taxpayer Identification Number)
     If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Shareholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 6, “Substitute Form W-9 for U.S. Shareholders Only” for further details.

BLOCK D
SPECIAL PICK-UP INSTRUCTIONS

☐	HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS TRANSMITTAL IS DEPOSITED (check box)
SHAREHOLDER SIGNATURE

Signature guaranteed by
(if required under Instruction 3):	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 2, 3 and 4)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE
FORM W-9
Payer’s Request for
Taxpayer Identification
Number and Certification
Part 1 — Taxpayer Identification Number (“TIN”) — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW. Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.
Part 2 — For payees exempt from backup withholding, please write “exempt” here (see Instructions):

Social Security Number(s)
(If awaiting TIN, write “Applied For”)
OR

Employer Identification Number(s)
(If awaiting TIN, write “Applied For”)

Name

Business Name (if different)
Please Check Appropriate box
☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Limited liability company (Enter the tax classification:
D = disregarded entity; C = corporation; P = partnership) #                      ☐ Other

Address

City	State	Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and
(2) I am a U.S. person (including a U.S. resident alien).

Signature of U.S. person	Date	, 2008

NOTE:	FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE COMPULSORY ACQUISITION. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS TRANSMITTAL.
YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE
“APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.

Signature	Date	, 2008

INSTRUCTIONS
1. Use of Transmittal
(a)	In order to prevent a delay in receiving the purchase price for your Common Shares, the Offeror recommends that this Transmittal, or a manually executed facsimile hereof, properly completed and executed, together with accompanying certificate(s) representing the Common Shares, with the signature(s) guaranteed if required in Instruction 3 below, be returned to the Depositary at any of the addresses specified on the back of this Transmittal at or prior to 5:00 p.m. (Toronto time) on April 7, 2008.

(b)	The method used to deliver this Transmittal, any accompanying certificate(s) representing Common Shares and all other required documents is at the option and risk of the Shareholder depositing these documents. The Offeror recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of April 7, 2008 to permit delivery to the Depositary at or prior to 5:00 p.m. (Toronto time) on April 7, 2008. Delivery will only be effective upon actual receipt by the Depositary.

(c)	Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares pursuant to the Compulsory Acquisition.
2. Signatures
     This Transmittal must be completed and executed by the Shareholder described above or by such holder’s duly authorized representative (in accordance with Instruction 4).
(a)	If this Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Transmittal must correspond exactly with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint holders, all such holders must sign this Transmittal.

(b)	Notwithstanding Instruction 2(a), if this Transmittal is executed by a person other than the registered holder(s) of the accompanying certificate(s), or if the cheque(s) is to be issued or delivered to a person other than the registered holder(s): (i) the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s); and (ii) the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution, as noted in Instruction 3 below.
3. Guarantee of Signatures
     If this Transmittal is executed by a person other than the registered holder(s) of the accompanying certificate(s), or if the cheque(s) is (are) to be issued or delivered to a person other than the registered holder(s), such signature(s) must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).
     An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks and trust companies in the United States.
4. Fiduciaries, Representatives and Authorizations
     Where this Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Offeror or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.
5. Delivery Instructions
     If the cheque representing payment for Common Shares is to be sent to someone at an address other than the address of the Shareholder as it appears in Block A in this Transmittal, entitled “Payment Instructions”, then Block B in this Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, the cheque will be mailed to the depositing Shareholder at the address of such holder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such holder as it appears on the securities register maintained by or on behalf of Goldbelt. Any cheque(s) mailed in accordance with the Notice of Compulsory Acquisition and this Transmittal will be deemed to be delivered at the time of mailing.
6. Substitute Form W-9 for U.S. Shareholders Only
     United States federal income tax law generally requires a U.S. Shareholder who receives cash in exchange for Common Shares to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return.
     To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN) and (2) that the holder is a U.S. person (including a U.S. resident alien).
     Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.
     If Common Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.
     If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.
     If a Shareholder has a U.S. address, but is not a U.S. Shareholder, such holder is required to submit an appropriate and properly completed IRS Form W-8, Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.
     A SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE COMPULSORY ACQUISITION.
7. Currency of Payment
     All amounts payable pursuant to the Compulsory Acquisition will be paid in Canadian dollars.
8. Failure to Submit Properly Completed Transmittal
     If a Shareholder fails to submit a properly completed Transmittal or does not submit a Transmittal with the certificate(s) representing Common Shares, then the cheque representing payment for such Common Shares will be mailed to the address of the Shareholder as it appears on the securities register maintained by or on behalf of Goldbelt.
9. Miscellaneous
(a)	If the space in the box in this Transmittal entitled “Goldbelt Common Shares” is insufficient to list all certificates for Common Shares, additional certificate numbers and number of Common Shares may be included on a separate signed list affixed to this Transmittal.

(b)	If the Common Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Transmittal should be signed for each different registration.

(c)	Before completing this Transmittal, you are urged to read the accompanying Notice of Compulsory Acquisition.

(d)	Additional copies of the Notice of Compulsory Acquisition and this Transmittal may be obtained without charge on request from the Depositary at any of its addresses provided on the back page of this Transmittal.
10. Lost Certificates
     If a share certificate has been lost or destroyed, this Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at its office in Toronto, Ontario. The Depositary will forward such letter to Goldbelt’s registrar and transfer agent so that the registrar and transfer agent may provide replacement instructions. If a share certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Goldbelt’s transfer agent may contact you with instructions.
11. Assistance
     Questions or requests for assistance in completing this Transmittal and depositing Common Shares with the Depositary may be directed to the Depositary, whose contact details are provided at the end of this document. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares pursuant to the Compulsory Acquisition.

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9
Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For This Type of Account:	Give Name and Taxpayer Identification Number of:
1. Individual	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)

5. Sole proprietorship or a single-owner disregarded entity	The owner(3)

6. A valid trust, estate, or pension trust	The legal entity(4)

7. Corporate (or electing corporate status on Form 8832)	The corporation

8. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

9. Partnership or multi-member LLC treated as a partnership	The partnership

10. A broker or registered nominee	The broker or nominee

11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)
NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.
Obtaining a Number
     If you do not have a taxpayer identification number, you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can find information about applying for an EIN online by accessing the IRS website at www.irs.gov, clicking on Business, then clicking on Employer ID Numbers under More Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Payees Exempt from Backup Withholding
Payees specifically exempted from backup withholding for this purpose include:
(i)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2);

(ii)	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly owned agency or instrumentality of any one or more of the foregoing;

(iii)	An international organization or any agency or instrumentality thereof;

(iv)	A foreign government and any political subdivision, agency or instrumentality thereof;

(v)	A corporation;

(vi)	A financial institution;

(vii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

(viii)	A real estate investment trust;

(ix)	A common trust fund operated by a bank under Section 584(a);

(x)	An entity registered at all times during the tax year under the Investment Company Act of 1940;

(xi)	A custodian;

(xii)	A futures commission merchant registered with the Commodity Futures Trading Commission;

(xiii)	A foreign central bank of issue; and

(xiv)	A trust exempt from tax under Section 664 or described in Section 4947.
     Exempt payees described above must file a Substitute Form W-9 included in this Transmittal to avoid possible erroneous backup withholding. TO FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.
     PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.
Penalties
(1)	Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you may be subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)	Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you may be subject to a $500 penalty.

(3)	Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

The Depositary is:
Computershare Investor Services Inc.
By Mail
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions
By Registered Mail, by Hand, or by Courier

Toronto Office:	Vancouver Office:

100 University Avenue	510 Burrard Street
9th Floor	2nd Floor
Toronto, Ontario M5J 2Y1	Vancouver, British Columbia V6C 3B9
Attention: Corporate Actions	Attention: Corporate Actions
Toll Free (Canada and the United States): 1-800-564-6253
International: 514-982-7555
E-Mail: corporateactions@computershare.com
Any questions or requests for assistance or additional copies of the Notice of Compulsory Acquisition and this Transmittal may be directed to the Depositary at the telephone numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance in completing this Transmittal.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
The following exhibits have been filed as part of this Schedule:

Exhibit No.	Description
1.1	Support Agreement, dated October 17, 2007, between Wega Mining ASA (“Wega”), Wega Mining Inc. and Goldbelt Resources Ltd. (“Goldbelt”) (1)
1.2	Joint Press Release, dated October 18, 2007, issued by Wega and Goldbelt (1)
1.3	Early Warning Report, dated October 19, 2007, filed by Wega (1)
1.4	Report pursuant to section 189.1.3 of the Regulations under the Securities Act (Québec) (1)
1.5	Press Release, dated December 10, 2007, issued by Wega (2)
1.6	Early Warning Report, dated December 18, 2007, filed by Wega (3)
1.7	Press Release, dated January 30, 2008, issued by Wega (4)

(1)	Previously filed with the Bidders’ Schedule 14D-1F (File No. 005-46615) filed on November 5, 2007.

(2)	Previously filed with the Bidders’ Schedule 14D-1F/A (Amendment No. 1) (File No. 005-46615) filed on December 10, 2007.

(3)	Previously filed with the Bidders’ Schedule 14D-1F/A (Amendment No. 2) (File No. 005-46615) filed on December 18, 2007.

(4)	Filed herewith.
II-1

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
     1.     Undertakings.
     (a)     Wega Mining ASA and Wega Mining Inc. undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
     (b)     Wega Mining ASA and Wega Mining Inc. undertake to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.
     2.     Consent to Service of Process.
     (a)     On November 5, 2007, each of the Bidders filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
     (b)     Any change to the name or address of a registrants’ agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrants.
III-1

PART IV
SIGNATURES
     By signing this Schedule, Wega Mining ASA consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 3 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Wega Mining ASA’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

WEGA MINING ASA
Date: January 31, 2008
	By:	/s/ Hans-Arne L’orange
		Name:	Hans-Arne L’orange
		Title:	Executive Vice President

IV-1

     By signing this Schedule, Wega Mining Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 3 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Wega Mining Inc.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

WEGA MINING INC.
Date: January 31, 2008
	By:	/s/ Ronald MacArthur
		Name:	Ronald MacArthur
		Title:	Chief Executive Officer and President

IV-2

EXHIBIT INDEX

Exhibit No.	Description
1.1	Support Agreement, dated October 17, 2007, between Wega Mining ASA (“Wega”), Wega Mining Inc. and Goldbelt Resources Ltd. (“Goldbelt”) (1)
1.2	Joint Press Release, dated October 18, 2007, issued by Wega and Goldbelt (1)
1.3	Early Warning Report, dated October 19, 2007, filed by Wega (1)
1.4	Report pursuant to section 189.1.3 of the Regulations under the Securities Act (Québec) (1)
1.5	Press Release, dated December 10, 2007, issued by Wega (2)
1.6	Early Warning Report, dated December 18, 2007, filed by Wega (3)
1.7	Press Release, dated January 30, 2008, issued by Wega (4)

(1)	Previously filed with the Bidders’ Schedule 14D-1F (File No. 005-46615) filed on November 5, 2007.

(2)	Previously filed with the Bidders’ Schedule 14D-1F/A (Amendment No. 1) (File No. 005-46615) filed on December 10, 2007.

(3)	Previously filed with the Bidders' Schedule 14D-1F/A (Amendment No. 2) (File No. 005-46615) filed on December 18, 2007.

(4)	Filed herewith.